FOR IMMEDIATE RELEASE

May 30, 2013
ADVANTEST CORPORATION
Haruo Matsuno, Representative Director, President & CEO
(Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
Managing Executive Officer and
Executive Vice President, Corporate Administration Group
Phone: +81-(0)3-3214-7500

Advantest Announces Amendments to the Articles of Incorporation

Tokyo –May 30, 2013 – Advantest Corporation (the “Company”) resolved at a meeting of its Board of Directors today to submit to its shareholders a proposal to amend its Articles of Incorporation.  The proposal will be made at the Company’s 71st ordinary general meeting of shareholders (the “Shareholders’ Meeting”) to be held on June 26, 2013.

1.	Reason for amendments:

In order to expand the Company’s business, one item will be added to Article 2 (Objective).

2.	Details of proposed amendments:

The details of the proposed amendments are as follows:
(Changes are underlined.)
Present Article		Proposed Amendment
Article 2. (Objective)		Article 2. (Objective)

The objective of the Company shall be to engage in the following business activities:		The objective of the Company shall be to engage in the following business activities:

1.	Manufacture and sale of electric, electronic and	1.	Manufacture and sale of electric, electronic and
	physicochemical appliances and their applied equipment;		physicochemical appliances and their applied equipment;
	(Added)	2.	Manufacture and sale of medical equipment;
2.	Manufacture and sale of appliances, equipment and software	3.	Manufacture and sale of appliances, equipment and software
	related to any of the foregoing items;		related to each of the foregoing items;
3.	Lease and rental of equipment and appliances, etc., incidental to	4.	Lease and rental of equipment and appliances, etc., incidental
	each of the foregoing items;		to each of the foregoing items;
4.	Workers dispatching business; and	5.	Workers dispatching business; and
5.	Any and all business incidental to any of the foregoing items.	6.	Any and all business incidental to any of the foregoing items.

3.	Schedule

(1)	The date of the Shareholders’ Meeting for the amendment of the Articles of Incorporation:	June 26, 2013

(2)	Effective date of the amendment of the Articles of Incorporation:	June 26, 2013